EXHIBIT 21
                        LIST OF SIGNIFICANT SUBSIDIARIES

         Minnesota Corn Processors, LLC currently has no subsidiaries.

         Minnesota Corn Processors, the Minnesota cooperative, has one subsidiary, Liquid Sugars, Inc., which is incorporated in California. The Subsidiary is wholly-owned by Minnesota Corn Processors. In connection with the conversion, Liquid Sugars, Inc. will become a subsidiary of Minnesota Corn Processors, LLC.